Date	1st July 2002

"For the information of your local markets, please find attached a notification of directors' shareholding interests required by the Australian Stock Exchange to be filed on ceasing to be a director"

 Karen Wood

Company Secretary

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entities	BHP Billiton Limited	BHP Billiton Plc
ABN/REG	ABN 49 004 028 077	Reg No 3196029

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.
Name of director	Ben C Alberts
Date of last notice	4/1/2002
Date that director ceased to be director	30 June 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.
Number & class of securities 10,326 ordinary shares in BHP Billiton Limited.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. -	Number & class of securities -

Part 3 - Director's interests in contracts
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entities	BHP Billiton Limited	BHP Billiton Plc
ABN/REG	ABN 49 004 028 077	Reg No 3196029

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.
Name of director	John C Conde
Date of last notice	4/1/2002
Date that director ceased to be director	30 June 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.
Number & class of securities 32,144 ordinary shares in BHP Billiton Limited.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. -	Number & class of securities -

Part 3 - Director's interests in contracts
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entities	BHP Billiton Limited	BHP Billiton Plc
ABN/REG	ABN 49 004 028 077	Reg No 3196029

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.
Name of director	Barry D Romeril
Date of last notice	4/1/2002
Date that director ceased to be director	30 June 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.
Number & class of securities 10,000 ordinary shares in BHP Billiton Plc.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. -	Number & class of securities -

Part 3 - Director's interests in contracts
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entities	BHP Billiton Limited	BHP Billiton Plc
ABN/REG	ABN 49 004 028 077	Reg No 3196029

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.
Name of director	Derek L Keys
Date of last notice	4/1/2002
Date that director ceased to be director	30 June 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.
Number & class of securities 10,000 ordinary shares in BHP Billiton Plc.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. -	Number & class of securities -

Part 3 - Director's interests in contracts
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia